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                            May 26, 2021

       Lyron Bentovim
       President & Chief Executive Officer
       Glimpse Group, Inc.
       15 West 38th St, 9th Fl
       New York, NY 10018

                                                        Re: Glimpse Group, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 14, 2021
                                                            File No. 333-255049

       Dear Mr. Bentovim:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed May 14, 2021

       Management's Discussion and Analysis of Financial Conditions and Results of Operations
       Results of Operations for the Six Months Ended December 31, 2020 Compared to December 31,
       2019, page 37

   1. We note your response and revisions to prior comment 8. In regard to revenues, for all periods presented,
please separately quantify and discuss the amount of revenues generated from VR/AR
projects, solutions and consulting retainers and clarify what you mean by "an increase in
the average size of contracts."
 Lyron Bentovim
Glimpse Group, Inc.
May 26, 2021
Page 2
Business
Economic Dependence, page 51

2. We note your revised disclosure in response to our prior comment 12 that you do not view customer concentration as a material issue due to the consistent oscillation in customer concentration from period-to-period. To provide context, please disclose whether any of the top five customers in fiscal year 2019 were also top five customers in fiscal years 2020 or 2021
Financial Information, page F-1

3. Please revise your filing to include updated interim financial statements as required by
      Article 8.08 of Regulation S-X for the interim period ended March 31, 2021 in your next amendment.
        You may contact Joseph Cascarano, Senior Staff Accountant, at 202-551-3376 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior
Counsel, at 202-551-3308 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameLyron Bentovim
                                                            Division of
Corporation Finance
Comapany NameGlimpse Group, Inc.
                                                            Office of
Technology
May 26, 2021 Page 2
cc:       Darrin M. Ocasio, Esq.
FirstName LastName